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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NADAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                           WATSON GENERAL CORPORATION
                           --------------------------
                 (Exact name of issuer as specified in charter)

                     32-B Mauchly, Irvine, California 92718
                     --------------------------------------
                    (Address of principal executive offices)

Issuer's telephone number, including area code: (714) 727-4020


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

1.  Title of security: Common Stock
2.  Number of shares outstanding before change: 9,986,591
3.  Number of shares outstanding after change: 10,986,591
4.  Effective date of change:  January 30, 1996
5.  Method of change:

        Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                Acquisition

        Give brief description of transaction: The Company purchased all of the outstanding common stock of EnviroQuest Technologies, Ltd., a national provider of statistical inventory reconciliation services, headquartered in Kansas City, Missouri.

                   II. CHANGE IN NAME OF ISSUER

1.  Name prior to change: N/A
2.  Name After change: N/A
3.  Effective date of charter amendment changing name: N/A
4.  Date of shareholder approval of change, if required: N/A

Date: February 7, 1996            /s/ Joseph L. Christoffel
                                  ----------------------------------------------
                                  Joseph L. Christoffel, Chief Financial Officer